EXHIBIT 99.1
                                                                    ------------



[GRAPHIC OMITTED]                                       Q1
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]             Three months ended
                                                        March 31, 2003
--------------------------------------------------------------------------------
                        [GRAPHIC OMITTED - PHOTOGRAPHS]
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CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES RECORD QUARTERLY RESULTS

In commenting on first quarter 2003 results, Canadian Natural's Chairman, Allan Markin, stated "For the third consecutive quarter, we have achieved record cash flow levels and this was a remarkable quarter for Canadian Natural in several other respects. From an operational perspective, we accomplished the most aggressive drilling program in our history with 749 total wells drilled and a 94% success rate. In Western Canada, we are on track with our plan to extract value from the natural gas prone Northwest Alberta core region. In the North Sea, we have delivered new reserves and are proving that significant upside can still be extracted from these mature reservoirs."

"From an economic perspective, we have generated record quarterly earnings and cash flows. Our quarter-end balance sheet continued to strengthen with debt to book capitalization of 40%, just nine months after the acquisition of Rio Alto, when the same ratio was approximately 48%. This ratio at the end of the first quarter was achieved even with the repurchase of 665,600 common shares under our share-buyback plan."

"We have also enhanced the overall governance of the organization with major changes to the composition of the Committees of the Board of Directors. Each of the Governance, Compensation and Audit Committees are now solely comprised of unrelated directors. This, coupled with the formalization of various management roles, has resulted in a continued strengthening of our effective system of governance."

"All of this results in the generation of significant shareholder value. During the quarter we clearly benefited from strong commodity prices, but we also wisely reinvested in a very efficient manner. We expect our disciplined development strategy to continue to provide robust returns, particularly when this proven and effective approach is coupled with our well balanced and strong asset base, which will provide years of significant, low-risk growth."


HIGHLIGHTS OF THE FIRST QUARTER

[X] Record net earnings of $428 million ($3.19 per common share) compared with $99 million ($0.81 per common share) for the first quarter of 2002 and $209 million ($1.56 per common share) in the previous quarter.

[X] Record cash flow of $906 million ($6.76 per common share) compared with $359 million ($2.95 per common share) in the first quarter of 2002 and $777 million ($5.81 per common share) in the previous quarter.

[X] Natural gas sales of 1,310 million cubic feet per day, representing 48% of equivalent production during the quarter.

[X] Crude oil and NGLs sales of 238 thousand barrels per day.

[X] Reduced long-term debt by $580 million during the quarter through repayments of $377 million and foreign exchange gains of $203 million from the strengthening of the Canadian dollar. This reduced debt to book capitalization to 40%, compared with 46% at year end 2002 and 48% immediately following the acquisition of Rio Alto Exploration Ltd. on July 1, 2002.

[X] Capital expenditures of $813 million, reflecting the high activity levels associated with winter drilling areas. During the quarter, Canadian Natural drilled a record 749 wells, including 244 natural gas wells.

[X] Extended its Normal Course Issuer Bid for a further 12-month period through the facilities of the Toronto Stock Exchange and the New York Stock Exchange for the purchase of up to 5% of the Company's common shares outstanding (approximately 6.7 million common shares) at the market price, if and when acquired. During the three months ended March 31, 2003, the Company repurchased 665,600 common shares for gross cost of $32 million. As of April 30, 2003, the Company had repurchased approximately 1.1 million common shares under this plan.

[X] Increased the quarterly dividend by 20% to $0.15 per common share commencing with the April 1, 2003 payment.


OPERATIONS REVIEW

PRODUCTION

The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light oil, Pelican Lake oil, primary heavy oil and thermal heavy oil.

Natural gas production levels stabilized during the first quarter with January volumes of 1,300 mmcf/d and quarterly average production of 1,310 mmcf/d. The stabilization of production volumes confirms the strength of Canadian Natural's asset base and its ability to bring on new reserves at low cost. Natural gas production in April was 1,360 mmcf/d. Canadian Natural's production from the Ladyfern field declined from 82 mmcf/d in January 2003 to 69 mmcf/d during April 2003.

Production of oil and liquids during the first quarter of 2003 was 3 mbbls/d lower than the previous quarter but 49 mbbls/d higher than the corresponding period of last year. Volume increases in North America, when compared with first quarter 2002, reflected additional heavy oil drilling activity and acquired production. North Sea volumes increased primarily as a result of the acquisition of additional interests to consolidate the Company's position in the northern sector of the North Sea. Offshore West Africa volumes increased as production was brought on stream at the Espoir field.

The Company's production composition is as follows:

                           ----------------------------
                                     Q1 2003                     Q4 2002                      Q1 2002
                                 mboe/d              %        mboe/d             %        mboe/d              %
-----------------------------------------------------------------------------------------------------------------
Natural gas                       218.4             48          227.5           49        175.6              48
Light oil and NGLs                112.6             25          104.7           22         72.2              20
Pelican Lake oil                   25.1              5           28.6            6         26.6               7
Primary heavy oil                  60.4             13           68.5           15         48.0              13
Thermal heavy oil                  39.5              9           38.8            8         41.6              12
-----------------------------------------------------------------------------------------------------------------
Total                             456.0            100          468.1          100        364.0             100
=================================================================================================================

The Company expects production levels in 2003 to average 1,280 to 1,330 mmcf/d of natural gas and 240 to 260 mbbls/d of oil and liquids, unchanged from previous expectations. Second quarter 2003 production guidance for natural gas is 1,330 to 1,350 mmcf/d of natural gas and 230 to 251 mbbls/d of oil and liquids. During the second quarter, maintenance activities are expected to occur on North American natural gas fields and North Sea platforms. Further detailed guidance on production levels and operating costs may be found on the Company's website (http://www.cnrl.com/investor/guidance.htm).


CANADIAN NATURAL RESOURCES LIMITED                                             2
================================================================================

DRILLING ACTIVITY (number of wells)

                                                                   Three Months Ended March 31

                                                             -------------------
                                                                    2003                  2002
                                                              GROSS         NET     Gross       Net
----------------------------------------------------------------------------------------------------
Oil                                                             124         116        55        47
Natural gas                                                     261         244       103        95
Dry and abandoned                                                24          23        14        13
----------------------------------------------------------------------------------------------------
Subtotal                                                        409         383       172       155
Stratigraphic test/service wells                                367         366       409       403
----------------------------------------------------------------------------------------------------
Total                                                           776         749       581       558
----------------------------------------------------------------------------------------------------
Success rate (excluding strat tests/service wells)                          94%                 92%
====================================================================================================

During the quarter, Canadian Natural drilled a record 749 wells, including 366 stratigraphic test and service wells. Representing the second most active natural gas program in the Company's history, a total of 244 natural gas wells were drilled, a 157% increase over the first quarter results of 2002 when drilling was intentionally deferred in an effort to build inventory to offset anticipated Ladyfern declines.

The Company also drilled 116 net oil wells during the first quarter 2003, representing the third highest activity level in its history. These wells were concentrated in the Company's oil region of North Alberta with 68 primary heavy oil and 26 Pelican Lake wells being drilled. Five high-pressure horizontal thermal wells were also drilled and completed at Primrose as part of the 2003/2004 development strategy of the area.

Finally, 312 stratigraphic test wells were drilled on the oil sands leases in Horizon Oil Sands Project and 51 wells in Primrose and Pelican Lake.

Total success rate for Canadian Natural's drilling program was 94%, excluding stratigraphic test and service wells. This reflects the disciplined approach that the Company takes in its exploitation and development programs and the strength of our asset base. Success rates were enhanced despite increasing the drilling program by about 2.5 times 2002 levels.





CANADIAN NATURAL RESOURCES LIMITED                                             3
================================================================================

PRICING

As a result of political unrest in the Middle East and Venezuela, world oil prices significantly improved in comparison to the previous quarter. During this same time, no appreciable increases in heavy oil differentials occurred, largely the result of lower supplies available to PADD II refiners. As a result, the netbacks received for Canadian Natural's oil and liquids production improved in the first quarter of the year. Similarly, cold weather and decreasing natural gas supplies resulted in significant natural gas price increases. As a result of the usage of financial instruments, the realized price from the sale of crude oil was reduced by $4.11 per bbl in the quarter ended March 31, 2003 ($1.73 per bbl and $0.50 per bbl reduction, respectively, in the quarters ended December 31, 2002 and March 31, 2002). Financial instruments entered into by the Company on its natural gas portfolio resulted in a reduction to realized prices. The price realized from the sale of its natural gas was decreased by $0.50 per mcf in the first quarter of 2003 ($0.07 per mcf reduction and $0.08 per mcf increase, respectively, in the quarters ended December 31, 2002 and March 31,
2002). A comparison of the price received for the Company's North American production is as follows:

                                              ------------------------------
                                                 MAY 5, 2003
                                                     PRICING
                                                 INDICATIONS        Q1 2003      Q4 2002        Q1 2002
---------------------------------------------------------------------------------------------------------
WTI benchmark price (US $/bbl)                     $   26.49     $    33.80    $   28.17      $   21.67
Differential to LLB blend (US $/bbl)               $    6.92     $     8.10    $    8.13      $    5.73
Condensate benchmark price (US $/bbl)              $   27.10     $    33.30    $   28.56      $   20.83
NYMEX benchmark price (US $/mmbtu)                 $    5.69     $     6.64    $    3.99      $    2.40
AECO benchmark price (Cdn $/mmbtu)                 $    6.70     $     7.95    $    5.25      $    3.35
Canadian Natural's Wellhead Price(1)
     Light oil and NGLs (Cdn $/bbl)                $   33.09     $    38.52    $   36.08      $   27.83
     Pelican Lake oil (Cdn $/bbl)                  $   23.73     $    27.52    $   25.30      $   21.89
     Primary heavy oil (Cdn $/bbl)                 $   23.38     $    27.41    $   24.78      $   20.54
     Thermal heavy oil (Cdn $/bbl)                 $   22.00     $    25.44    $   24.11      $   19.40
     Natural gas (Cdn $/mcf)                       $    6.54     $     7.36    $    5.04      $    3.05
========================================================================================================

(1)  Including financial instruments


ACTIVITY BY CORE REGION
                               -------------------------------------------------
                                  NET UNDEVELOPED LAND        DRILLING ACTIVITY
                                                 AS AT       THREE MONTHS ENDED
                                        MARCH 31, 2003           MARCH 31, 2003
--------------------------------------------------------------------------------
                               (thousands of net acres)              (net wells)
--------------------------------------------------------------------------------
Northeast British Columbia                       1,467                       82
Northwest Alberta                                1,783                       42
North Alberta                                    5,854                      277
South Alberta                                      719                       23
Southeast Saskatchewan                             159                        8
Horizon Oil Sands Project                          117                      312
United Kingdom North Sea                           410                        4
Offshore West Africa                               943                        1
--------------------------------------------------------------------------------
                                                11,452                      749
================================================================================




CANADIAN NATURAL RESOURCES LIMITED                                             4
================================================================================

NORTH AMERICAN NATURAL GAS

Included in the natural gas drilling count are 33 successful wells in the new Northwest Alberta core region, where Canadian Natural has taken a disciplined approach to development with a view of reducing capital costs and total finding costs. During the first quarter of 2003, many geological and development theories were tested on the southern area where the prolific Cardium formation is prevalent. This work sets up an expanded exploration and development program in 2004 and will allow for a lower-cost exploration and development program when compared with predecessor operations. In particular, the Company has gained better insights into the following key issues:

     |X| The appropriateness of drilling vertical wells in place of traditional, higher cost horizontal wells. The Company has found that areas of medium to high fracture density are better suited to vertical wells where multiple reservoirs can be drilled and hydraulically fractured. These vertical well costs are often about 40% of the cost of a horizontal well, significantly reducing finding costs.

     |X| In areas with low fracture density, horizontal wells with optimal location in stress transfer zones or within folds related to thrusting have better overall effectiveness, again increasing ultimate deliverability and economics of the reserves.

     |X| For those areas with low matrix porosity, drilling results have shown that wells may still be economic if effective fracturing of the structure is present or if it can be achieved with an optimized stimulation program.

Early indications from the first quarter drilling program have exceeded expectations and are very encouraging. The Company will continue to monitor the production performance of the new wells before undertaking a more aggressive development program.

In the Cardium-oriented southern portion of the Northwest Alberta core region, a total of 11 wells targeting natural gas were drilled with a success rate of 100%, providing 29 bcfe of proved reserves. In the Cretaceous-oriented northern portion of this core region, a total of 30 wells targeting natural gas were drilled with a success rate of 74%, providing 58 bcfe of proved reserves. Canadian Natural believes that ultimately, the northern portion could add up to
1.0 trillion cubic feet equivalent of new reserves while the southern portion could add up to 0.75 trillion cubic feet equivalent of new reserves.

In the Northeast British Columbia core region, a total of 81 wells targeting natural gas were drilled, with 36 representing horizontal drilling on the Helmet area development. In this region, a success rate of 96% was achieved. Included in these results were three unsuccessful Slave Point natural gas exploration wells and two unsuccessful exploration wells drilled in the Colville Lake region of the Northwest Territories. Work in this area will now be scaled back pending expansion of natural gas pipeline facilities into the area.

Canadian Natural was also active in its traditional natural gas core regions of North Alberta and South Alberta, drilling 119 and 22 wells targeting natural gas respectively.

NORTH AMERICAN CRUDE OIL AND NGLS

Canadian Natural continues the disciplined development of its vast heavy oil resources. As has been previously articulated, these reserves will be developed as heavy oil markets permit. The Company is working with refiners to expand heavy oil conversion capacity of refineries in the Midwest United States; and is working with pipeline companies to develop new capacity to the Canadian west coast where crude cargoes could be sold on a world-wide basis. Over the long term, as these opportunities come to fruition, Canadian Natural will accelerate development of up to three billion barrels of currently unbooked bitumen resources. As part of this development plan, the Company is currently transitioning its Primrose thermal oil development from low-pressure to high-pressure steaming. New wells are currently being drilled and steaming will commence over the next few months with first increases in production expected in spring 2004.

In the first quarter, the Company drilled 68 heavy oil wells, 26 Pelican Lake oil wells and five high-pressure cyclic steam wells at Primrose. The majority of these wells were drilled late in the first quarter as the drilling program was focused on natural gas early in the quarter. The majority of the North American oil drilling program will commence late in the second quarter of 2003 as the Company's oil areas are more suited for summer drilling.

The Pelican Lake enhanced oil recovery project also continues. This project seeks to significantly increase recovery efficiency on this vast blanket sand in North Alberta. The utilization of emulsion technology offers the best upside



CANADIAN NATURAL RESOURCES LIMITED                                             5
================================================================================
potential in ultimate recoverability, however, the drilling of an observation well during the first quarter indicates that while effective, the timeliness of the response is slow. During the remainder of 2003, Canadian Natural will investigate the use of conventional waterflood technologies alone and in conjunction with the emulsion in an effort to maximize value creation through the balancing of recovery factors with timely response.

HORIZON OIL SANDS PROJECT

Following increased clarity on the Canadian Government's implementation plan for the Kyoto Protocol, engineering work on the Horizon Oil Sands Project ("Horizon Project") continued towards completion of the Design Basis Memorandum ("DBM") phase of engineering. Completion of the DBM is expected this summer with Engineering Design Specification to commence immediately thereafter. Work on a new 30 kilometre access road, including three bridges, has also commenced. It is currently anticipated that the Regulatory Hearing on the Horizon Project application will occur in the summer, with full approvals still targeted for late 2003.

With respect to the Kyoto Protocol, the Company is still working with the Canadian Government to gain certainty on the form of implementation beyond 2012. Such certainty in the principles of implementation would be a requirement prior to final Board of Directors' approval for major construction expenditures in 2004 and beyond. Management remains optimistic that required certainty will be obtained prior to this date.

Canadian Natural has been refining detailed cost reviews throughout the DBM phase of engineering. Canadian Natural recognizes cost pressures exist, however, it has utilized conservative cost estimating practices and completed extensive benchmarking to actual field costs throughout the DBM engineering phase. The Company expects to have final cost estimates at the end of the DBM phase that are not materially different from the original estimate of $4.9 billion for phase one production and $8.5 billion for the full three-phase development.

NORTH SEA

Canadian Natural, as a new operator in the northern North Sea, remains excited about the prospects of extracting additional value from the oil fields surrounding the Ninian and Murchison platforms. During the first quarter, the Company drilled two oil wells targeting reserves stranded against faults within the Ninian field. These wells provided average rates of 3,600 bbls/d of oil with significantly higher flush rates. While it is not anticipated that all results will be this positive, it is an indicator of the potential of the field redevelopment program initiated by Canadian Natural. Similarly, at the Murchison platform a successful producing well has increased production by 1,100 bbls/d. A satellite pool was also drilled off the Murchison platform but encountered no hydrocarbons.

As the new operator of these northern North Sea platforms, Canadian Natural planned for extensive platform turnarounds during the second quarter of 2003. During February 2003, a small oil leak was discovered on the Ninian South Platform, resulting in the shift of this platform's planned turnaround from June to February. This platform also handles all production from the satellite pools at the Columba fields as well as Lyell and Strathspey. During the turnaround, additional equipment inspections discovered degraded pipework between two oil processing modules resulting in the proactive shut-down for a further 39 days commencing March 18, 2003. As a result of unscheduled turnarounds, Canadian Natural's production from the North Sea was reduced by approximately 7,500 bbls/d in the first quarter and 5,800 bbls/d in the second quarter. On an annual basis, Canadian Natural will achieve its production guidance targets despite the second, unanticipated shut-down for pipework improvements due to the recent drilling success and the originally planned summer platform turnaround at Ninian South being completed in February.

OFFSHORE WEST AFRICA

The development of the Espoir Field offshore Cote d'Ivoire continued with the drilling of one injector well in the East Espoir structure, consistent with previously disclosed plans. Canadian Natural plans to perforate the upper zone of the East Espoir structure during the second quarter, adding up to 5,000 bbls/d of net new production. In addition, a producing well was completed late in the quarter, adding about 2,400 bbls/d of production.

Subsequent to the quarter-end, the successful drilling of the satellite pool, Acajou, was completed. The Acajou 1X well has been production tested at gross rates of 3,500 bbls/d. The productive, oil-bearing sands encountered in 1X are thin; however, additional sands, which hold significant potential on the northern portion of the structure, were encountered. After the analysis of the 1X test is completed, Canadian Natural will evaluate drilling the northern portion of Acajou and determine if the development of the satellite field is economically feasible.



CANADIAN NATURAL RESOURCES LIMITED                                             6
================================================================================

The Baobab field development also continues in Cote d'Ivoire. During the quarter, quotes for subsea equipment were awarded and bids were received for a Floating Production, Storage and Offtake ("FPSO") vessel. During the second quarter, an FPSO contract is expected to be awarded and tenders for drilling rigs will be accepted. Based upon two successful exploration well tests, Canadian Natural estimates that 200 million barrels of recoverable oil exist within the structure. The Company is planning for an initial start-up date in 2005 at approximately 45,000 bbls/d for the field. Canadian Natural owns approximately 58% of this field.

Extensive 3-D seismic was also shot over parts of offshore Blocks CI-40 and CI-400, reflecting Canadian Natural's belief that the Espoir/Baobab trend continues across these Blocks. Prospects identified through the interpretation of this seismic may lead to additional exploration drilling in future years.

During the quarter, Canadian Natural also continued to reprocess seismic on Block 16 located offshore Angola to optimize the locations on two separate significant structures; Zenza and Omba. Based on the results of the seismic reprocessing and the results of nearby drilling completed in Block 32 by another operator, the Company will drill one of the two structures in the fourth quarter. Block 16 represents a high risk/high impact exploration development for the Company in one of the most prolific oil regions of the world.

FINANCIAL REVIEW

Canadian Natural recognizes the need for a strong financial position in order to withstand volatile oil and natural gas commodity prices and the operational risks inherent in the oil and natural gas business environment.

During the first quarter of 2003, strong operational results and product pricing enabled the Company to repay approximately $377 million of long-term debt. The strength of the Canadian dollar during the quarter also reduced carrying values of US dollar based borrowings by an additional $203 million, resulting in a total decrease of long-term debt of $580 million. Corporate debt to cash flow was reduced to 1.2 times versus 1.8 times recorded in 2002, while debt to book capitalization improved to 40% from 46% recorded last quarter.

As at March 31, 2003, Canadian Natural had:

     |X|  Approximately $1.2 billion of available unused bank credit lines.

     |X|  Fixed/floating interest rate mix of 45%/55%.

     |X| An overall average borrowing cost of approximately 4.9% for the first quarter of 2003.

     |X|  82% of borrowings denominated in US dollars.

     |X| Non-bank based borrowings amounting to 84% of total long-term debt with an average maturity of 15.3 years.

Continuing higher than budgeted prices received for the Company's products are expected to result in increased cash flow to the Company in 2003 over the capital budget established in late 2002. The Company will monitor its expected cash flow surplus and at present intends to allocate a minimum of 50% of such amounts toward debt repayment. The remaining excess will be directed to the Company's authorized share buy-back program and additional expenditures on conventional oil and natural gas opportunities. Such expenditures will only be incurred as excess cash flows are realized and will be subject to the same economic tests as regular budgeted expenditures. It is expected that the largest portion of the additional capital expenditures will take place late in the third and fourth quarters of 2003 and accordingly will not add materially to Canadian Natural's 2003 average production volumes. Should additional economic opportunities for share buy-back or capital activities not materialize, such allocations of excess cash flow would revert to debt repayment.

In response to the expected demand for oil and natural gas, the related pricing and to protect capital expenditure programs, the Company uses financial instruments to manage exposure to market volatility. The details of these positions are set out in note 8 to the unaudited interim consolidated financial statements.



CANADIAN NATURAL RESOURCES LIMITED                                             7
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Canadian Natural Resources Limited ("Canadian Natural" or the "Company"), should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2002.

All dollar amounts, except per common share data, are referenced in millions of Canadian dollars, except where noted otherwise. The calculation of barrels of oil equivalent ("boe") is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil to estimate relative energy content. Production volumes are the Company's interest before royalties, and realized prices include the effect of hedging gains and losses, except where noted otherwise.

FINANCIAL HIGHLIGHTS
($ millions, except per common share amounts)
                                                                                   Three Months Ended
                                                            -------------
                                                               MARCH 31         December 31        March 31
                                                                   2003                2002            2002
--------------------------------------------------------------------------------------------------------------
Revenue                                                      $    1,628      $        1,330     $       717
Cash flow from operations attributable to common
shareholders(1)                                              $      906      $          777     $       359
     Per common share        - basic                         $     6.76      $         5.81     $      2.95
                             - diluted                       $     6.53      $         5.62     $      2.85
Net earnings attributable to common shareholders(2)          $      428      $          209     $        99
     Per common share        - basic                         $     3.19      $         1.56     $      0.81
                             - diluted                       $     3.03      $         1.51     $      0.79
Capital expenditures, net of dispositions                    $      813      $          292     $       459
==============================================================================================================

(1) Cash flow from operations attributable to common shareholders is a non-GAAP term that represents net earnings attributable to common shareholders adjusted for non-cash items. The Company evaluates its performance and that of its business segments based on earnings and cash flow from operations. The Company considers cash flow a key measure as it demonstrates the Company's ability and the ability of its business segments to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

                                                                            Three months ended
                                                             ------------
                                                               March 31    December 31          March 31
       ($ millions)                                                2003           2002              2002
       ----------------------------------------------------------------------------------------------------
       Net earnings attributable to common shareholders      $      428    $       209     $          99
       Non-cash items:
          Future tax on dividend on preferred securities             (1)            (1)               (1)
          Revaluation of preferred securities (net of tax)           (7)            (1)                -
          Depletion, depreciation and amortization                  375            386               234
          Unrealized foreign exchange gain                         (119)             -               (12)
          Deferred petroleum revenue tax                              3              6                 1
          Future income tax                                         227            178                38
      -----------------------------------------------------------------------------------------------------
       Cash flow from operations attributable to common      $      906    $       777     $         359
       shareholders
      =====================================================================================================

(2)  After dividend and revaluation of preferred securities.



CANADIAN NATURAL RESOURCES LIMITED                                             8
================================================================================

Canadian Natural achieved record levels of net earnings and cash flow for the three months ended March 31, 2003. Net earnings increased to $428 million, up 332% from the prior year and up 105% from the prior quarter. Cash flow increased to $906 million, up 152% from the prior year and up 17% from the prior quarter. The increase in net earnings and cash flow in the first quarter of 2003, compared to the first quarter of 2002, was a result of higher prices for crude oil, NGLs and natural gas and higher production volumes. The increase in production volumes was primarily associated with the acquisition of Rio Alto Exploration Ltd. ("Rio Alto"), the consolidation of working interests in the North Sea and the commencement of production from the Espoir field, located offshore Cote d'Ivoire. Cash flow increased from the prior quarter due to higher product prices. Net earnings increased over the comparable periods due to the increase in product prices and to the strengthening Canadian dollar, resulting in an unrealized foreign exchange gain on the Company's US dollar denominated debt.

ANALYSIS OF QUARTERLY CHANGES IN REVENUE

                                   CRUDE OIL AND NGLS      NATURAL GAS      MIDSTREAM           TOTAL
--------------------------------------------------------------------------------------------------------
QUARTERLY REVENUE ($ millions)
MARCH 31, 2002                        $           416      $       291      $      10      $      717
Price variance                                     66               60             --             126
Volume variance                                     7               10             --              17
Other variance                                     --               --              3               3
--------------------------------------------------------------------------------------------------------
JUNE 30, 2002                                     489              361             13             863
Price variance                                    117              (72)            --              45
Volume variance                                   143              122             --             265
Other variance                                     --               --             --              --
--------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 2002                                749              411             13           1,173
Price variance                                    (57)             235             --             178
Volume variance                                    (5)             (18)            --             (23)
Other variance                                     --               --              2               2
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                 687              628             15           1,330
Price variance                                     83              267             --             350
Volume variance                                   (15)             (40)            --             (55)
Other variance                                     --               --              3               3
--------------------------------------------------------------------------------------------------------
MARCH 31, 2003                        $           755      $       855      $      18      $    1,628
========================================================================================================





CANADIAN NATURAL RESOURCES LIMITED                                             9
================================================================================

OPERATING HIGHLIGHTS
                                                                                             Three Months Ended
                                                                   -----------------
                                                                           MARCH 31        December 31         March 31
                                                                               2003               2002             2002
--------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl, except daily production)
Daily production (bbls/d)                                                 237,560              240,596          188,439
Sales price                                                          $      35.26      $         31.10     $      24.50
Royalties                                                                    3.56                 3.53             2.28
Production expense                                                          10.79                 9.10             7.81
--------------------------------------------------------------------------------------------------------------------------
Netback                                                              $      20.91      $         18.47     $      14.41
--------------------------------------------------------------------------------------------------------------------------
NATURAL GAS ($/mcf, except daily production)
Daily production (mmcf/d)                                                   1,310                1,365            1,053
Sales price                                                          $       7.25      $          5.00     $       3.06
Royalties                                                                    1.78                 1.09             0.55
Production expense                                                           0.57                 0.57             0.58
--------------------------------------------------------------------------------------------------------------------------
Netback                                                              $       4.90      $          3.34     $       1.93
--------------------------------------------------------------------------------------------------------------------------
BARRELS OF OIL EQUIVALENT ($/boe, except
daily production)
Daily production (boe/d)                                                  455,952              468,132          363,990
Sales price                                                          $      39.24      $         30.54     $      21.58
Royalties                                                                    6.96                 4.98             2.78
Production expense                                                           7.27                 6.34             5.73
--------------------------------------------------------------------------------------------------------------------------
Netback                                                              $      25.01      $         19.22     $      13.07
==========================================================================================================================

BUSINESS ENVIRONMENT
                                                                                         Three Months Ended
                                                                 -------------------
                                                                         MARCH 31         December 31          March 31
                                                                             2003                2002              2002
--------------------------------------------------------------------------------------------------------------------------
WTI benchmark price (US $/bbl)                                       $      33.80       $       28.17      $      21.67
Differential to LLB blend (US $/bbl)                                 $       8.10       $        8.13      $       5.73
Condensate benchmark price (US $/bbl)                                $      33.30       $       28.56      $      20.83
NYMEX benchmark price (US $/mmbtu)                                   $       6.64       $        3.99      $       2.40
AECO benchmark price (Cdn $/mmbtu)                                   $       7.95       $        5.25      $       3.35
US/Canadian dollar exchange rate (US $)                              $       0.66       $        0.64      $       0.63
==========================================================================================================================

In the first quarter of 2003, world oil prices improved significantly due to the uncertainty around the political unrest in Iraq and world supply issues. West Texas Intermediate ("WTI") averaged US $33.80 per bbl in the first quarter of 2003, up 20% compared to US $28.17 per bbl in the prior quarter, and up 56% from US $21.67 compared to the first quarter of 2002.



CANADIAN NATURAL RESOURCES LIMITED                                            10
================================================================================

PRODUCT PRICES
                                                                                    hree Months Ended
                                                            ------------
                                                               MARCH 31        December 31        March 31
                                                                   2003               2002            2002
------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                                                 $   30.20       $      27.57      $    22.18
North Sea                                                     $   50.27       $      41.83      $    33.75
Offshore West Africa                                          $   37.86       $      43.15      $    37.61
Company average                                               $   35.26       $      31.10      $    24.50
NATURAL GAS ($/mcf)
North America                                                 $    7.36       $       5.04      $     3.05
North Sea                                                     $    4.03       $       3.20      $     3.77
Offshore West Africa                                          $    3.80       $       4.63      $        -
Company average                                               $    7.25       $       5.00      $     3.06
PERCENTAGE OF REVENUE (excluding midstream revenue)
Crude oil and NGLs                                                46.9%              52.3%           58.9%
Natural gas                                                       53.1%              47.7%           41.1%
============================================================================================================

North American and North Sea realized crude oil prices increased from the prior quarter and the comparable period in 2002 due to the increase in the world oil price. In the first quarter of 2003, the heavy oil differential averaged US $8.10 per bbl, just below US $8.13 per bbl in the fourth quarter of 2002 and up 41% from US $5.73 per bbl in the first quarter of 2002. The Offshore West Africa realized crude oil price decreased due to the timing and price received on specific product lifting dates. As a result of the use of financial instruments, the realized price from the sale of crude oil was reduced by $4.11 per bbl in the quarter ended March 31, 2003 ($1.73 per bbl and $0.50 per bbl reduction, respectively, in the quarters ended December 31, 2002 and March 31, 2002).

The natural gas price increased 137% from the comparable period in 2002 and 45% from the prior quarter due to higher seasonal demand as a result of colder temperatures and reduced supply, which resulted in lower than normal storage levels in the North American market. During the first quarter of 2003, storage levels were at historical low levels. AECO and NYMEX prices averaged $7.95 and US $6.64 per mmbtu, respectively, during the quarter ended March 31, 2003 compared to $5.25 and US $3.99 per mmbtu during the previous quarter and $3.35 and US $2.40 per mmbtu in the first quarter of 2002. Financial instruments entered into by the Company on its natural gas portfolio resulted in a reduction to realized prices. The price realized from the sale of its natural gas was decreased by $0.50 per mcf in the first quarter of 2003 ($0.07 per mcf reduction and $0.08 per mcf increase, respectively, in the quarters ended December 31, 2002 and March 31, 2002).



CANADIAN NATURAL RESOURCES LIMITED                                            11
================================================================================

DAILY PRODUCTION
                                                       Three Months Ended
                                     ------------
                                        MARCH 31      December 31     March 31
                                            2003           2002         2002
-----------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbls/d)
North America                            173,045        181,744      152,268
North Sea                                 56,963         51,478       30,910
Offshore West Africa                       7,552          7,374        5,261
-----------------------------------------------------------------------------
Total                                    237,560        240,596      188,439
-----------------------------------------------------------------------------
NATURAL GAS (mmcf/d)
North America                              1,265          1,331        1,026
North Sea                                     41             32           27
Offshore West Africa                           4              2           --
-----------------------------------------------------------------------------
Total                                      1,310          1,365        1,053
-----------------------------------------------------------------------------
PRODUCT MIX
Light crude oil and NGLs                   24.7%          22.4%        19.9%
Pelican Lake crude oil                      5.5%           6.1%         7.3%
Primary heavy crude oil                    13.2%          14.6%        13.2%
Thermal heavy crude oil                     8.7%           8.3%        11.4%
Natural gas                                47.9%          48.6%        48.2%
=============================================================================

Crude oil and NGLs production increased 26% or 49,121 bbls/d from the comparable period in 2002. Crude oil and NGLs production for the first quarter of 2003 was in line with the Company's guidance of 235,000 to 240,000 bbls/d previously provided.

Crude oil and NGLs production in North America increased 14% or 20,777 bbls/d from the comparable period in 2002 due to the acquisition of Rio Alto, additional heavy oil drilling activity and property acquisitions in the Company's core operating regions in North America in 2002. As anticipated, in the Company's guidance, North American crude oil production declined 5% or 8,699 bbls/d over the prior quarter due to reduced crude oil drilling activity in the fourth quarter of 2002 and the first quarter of 2003, reflecting the increased focus on natural gas drilling.

Crude oil production from the North Sea increased to 84% or 26,053 bbls/d from the comparable period in 2002 and 11% or 5,485 bbls/d from the previous quarter due to the consolidation of the Company's working interests in the North Sea during the past year. Crude oil production from the North Sea was impacted by two unscheduled turnarounds on the Ninian South Platform, which resulted in the Company not reaching its expected North Sea production levels for the first quarter of 2003 of 58,000 to 60,000 bbls/d. The Company had planned for extensive platform turnarounds during the second quarter of 2003. Due to the maintenance required at the Ninian South Platform, the turnaround was accelerated and commenced in the first quarter of 2003. As previously announced on March 26, 2003, crude oil production from the Ninian South Platform was shut in until late April in order to proactively replace critical pipework to significantly increase the reliability and integrity of the Ninian South Platform. On an annual basis the Company expects to achieve its production guidance targets in the North Sea due to recent drilling success and the planned summer platform turnaround work being completed on the Ninian South Platform.

Offshore West Africa crude oil production increased 44% or 2,291 bbls/d from the comparable period in 2002 and 2% or 178 bbls/d from the prior quarter as an additional producing well was completed. Production from this field is



CANADIAN NATURAL RESOURCES LIMITED                                            12
================================================================================
anticipated to increase as the Company plans to perforate the upper zone of the East Espoir structure during the second quarter, resulting in an anticipated 5,000 bbls/d of additional production to the Company.

Natural gas production continues to represent the Company's largest product offering and increased 24% or 257 mmcf/d from the comparable period in 2002 as a result of the acquisition of Rio Alto on July 1, 2002 and ongoing drilling activities. Natural gas production decreased 4% or 55 mmcf/d from the prior quarter primarily due to declines at the Ladyfern field in northeast British Columbia. Ladyfern production declined from an average of 127 mmcf/d in the fourth quarter of 2002 to 76 mmcf/d during the first quarter of 2003 as well pressures continue to decline. Overall, natural gas production in the first quarter was in line with the Company's guidance of 1,300 to 1,320 mmcf/d.

Natural gas production in the North Sea increased due to the increased working interests acquired in the Banff field as a result of a property swap in 2002.

Natural gas production in Offshore West Africa increased over the comparable period in 2002 due to the natural gas pipeline commencing operation in the third quarter of 2002.

The Company expects production levels to average 1,280 to 1,330 mmcf/d of natural gas and 240,000 to 260,000 bbls/d of crude oil and NGLs in 2003, unchanged from previous expectations. Second quarter 2003 production guidance is 1,330 to 1,350 mmcf/d of natural gas and 230,000 to 251,000 bbls/d of crude oil and NGLs. During the second quarter, maintenance activities are expected to occur on North American natural gas fields and North Sea platforms excluding the Ninian South Platform.

ROYALTIES
                                                         Three Months Ended
                                       -------------
                                           MARCH 31   December 31     March 31
                                               2003          2002         2002
-------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                             $    4.80     $    3.82   $     2.46
North Sea                                 $    0.11     $    2.79   $     1.54
Offshore West Africa                      $    1.20     $    1.35   $     1.65
Company average                           $    3.56     $    3.53   $     2.28
NATURAL GAS ($/mcf)
North America                             $    1.84     $    1.11   $     0.57
Offshore West Africa                      $    0.11     $    0.15   $       --
Company average                           $    1.78     $    1.09   $     0.55
COMPANY AVERAGE ($/boe)                   $    6.96     $    4.98   $     2.78
PERCENTAGE OF REVENUE (excluding
      financial instruments)
Crude oil and NGLs                             9.0%         10.7%         9.1%
Natural gas                                   22.9%         21.4%        18.5%
===============================================================================

North America crude oil and NGLs royalties increased as a result of certain heavy oil projects reaching payout in 2002 and becoming subject to higher government royalties. North Sea crude oil royalties as a percentage of revenue decreased in the first quarter 2003 as a result of the elimination of government royalties in the North Sea effective January 1, 2003.



CANADIAN NATURAL RESOURCES LIMITED                                            13
================================================================================

Natural gas royalties as a percentage of revenue increased over both the prior quarter and the comparable prior year period as a result of the strong correlation of royalties to natural gas prices.

PRODUCTION EXPENSE
                                                          Three Months Ended
                                      ------------
                                         MARCH 31     December 31      March 31
                                             2003            2002          2002
--------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                           $    9.09     $      7.34   $      6.97
North Sea                               $   15.50     $     14.68   $     10.09
Offshore West Africa                    $   14.03     $     13.68   $     18.62
Company average                         $   10.79     $      9.10   $      7.81
NATURAL GAS ($/mcf)
North America                           $    0.55     $      0.55   $      0.56
North Sea                               $    1.09     $      1.25   $      1.33
Offshore West Africa                    $    2.37     $      1.85   $         -
Company average                         $    0.57     $      0.57   $      0.58
COMPANY AVERAGE ($/boe)                 $    7.27     $      6.34   $      5.73
================================================================================

The increase in North American crude oil and NGLs production expense over the comparable three-month periods is primarily attributable to the increase in natural gas fuel costs. Natural gas is used to produce the steam to heat the Company's thermal oil formations in the Primrose area of Alberta. North Sea crude oil production expense increased on a per barrel basis due to the impact of reduced production as a result of the shut down of the Ninian South Platform. Offshore West Africa crude oil production costs for the three months ended March 31, 2003 decreased from the comparable period in 2002 due to increased production from the Espoir field.

Natural gas production expense for the three months ended March 31, 2003 was consistent with the prior quarters.

MIDSTREAM ($ millions)
                                                 Three Months Ended
                                   ------------
                                      MARCH 31      December 31       March 31
                                          2003             2002           2002
--------------------------------------------------------------------------------
Revenue                              $      18     $         15     $       10
Operating costs                              5                5              3
--------------------------------------------------------------------------------
Operating cash flow                         13               10              7
Depreciation                                 2                2              2
--------------------------------------------------------------------------------
Segment earnings before taxes        $      11     $          8     $        5
================================================================================

The Company's midstream assets consist of three crude oil pipeline systems and an 84-megawatt cogeneration plant at Primrose where the Company has a 50% working interest. Approximately 82% of the Company's heavy oil production was transported to the international mainline liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline and the 15% owned Cold Lake Pipeline. The midstream pipeline assets allow the Company to transport its own production volumes at reduced costs compared to other transportation alternatives as well as earn third party revenue. This transportation control enhances the Company's ability to control the full range of costs associated with the development and marketing of its heavy oil.



CANADIAN NATURAL RESOURCES LIMITED                                            14
================================================================================

Revenue from the midstream assets increased in the first quarter of 2003 from the comparable periods due to higher electricity prices received in the first quarter of 2003. Revenue from the Company's midstream assets is expected to increase later in 2003 with the expansion of the ECHO pipeline to 72 mbbls/d from 58 mbbls/d.

DEPLETION, DEPRECIATION AND AMORTIZATION(1)
                                                   Three Months Ended
                                      ------------
                                         MARCH 31     December 31      March 31
                                             2003            2002          2002
--------------------------------------------------------------------------------
Expense ($ millions)                   $      373  $          384   $       232
     $/boe                             $     9.09  $         8.92   $      7.08
================================================================================

(1)  DD&A does not include midstream operations.

Depletion, depreciation and amortization ("DD&A") in the first quarter of 2003 increased in total and per boe from the first quarter of 2002. The increase was due to higher finding and development costs associated with natural gas exploration in North America, the allocation of the acquisition costs associated with Rio Alto and future abandonment costs associated with the acquisition of additional interests in the North Sea. DD&A decreased from the prior quarter on a total basis due to lower production, but increased on a boe basis due to a higher portion of the Company's production coming from the North Sea segment.

ADMINISTRATION EXPENSE

                                              Three Months Ended
                                ------------
                                 MARCH 31      December 31       March 31
                                     2003             2002           2002
--------------------------------------------------------------------------
Net expense ($ millions)        $      18    $          17   $         14
     $/boe                      $    0.44    $        0.41   $       0.41
==========================================================================

Administration expense for the three months ended March 31, 2003 remained relatively stable with the prior quarter in total but increased on a boe basis due to decreased production levels. Administration expense increased from the first quarter of 2002 due to the increased costs associated with the growth in production and the expanding asset base.

INTEREST EXPENSE
                                                   Three Months Ended
                                      ------------
                                         MARCH 31     December 31      March 31
                                             2003            2002          2002
-------------------------------------------------------------------------------
Interest expense, net ($ millions)      $      48    $         53    $     28
     $/boe                              $    1.16    $       1.22    $   0.88
Average effective interest rate              4.9%            5.0%        4.1%
-------------------------------------------------------------------------------

Interest expense for the three months ended March 31, 2003 increased from the comparable period in 2002 due to higher debt levels associated with the acquisition of Rio Alto on July 1, 2002. The increase in interest expense was also affected by the increase in the Company's effective interest rate resulting from increases in the Canadian prime lending rate and a greater proportion of higher fixed rate debt. Interest expense decreased from the previous quarter due to lower debt levels as the Company used excess cash flow generated in the first quarter to repay $377 million of long-term debt. In addition, the strengthening Canadian dollar reduced the Canadian equivalent interest expense on the Company's US dollar denominated debt.



CANADIAN NATURAL RESOURCES LIMITED                                            15
================================================================================

FOREIGN EXCHANGE ($ millions)
                                                     Three Months Ended
                                    -----------
                                      MARCH 31     December 31        March 31
                                          2003            2002            2002
--------------------------------------------------------------------------------
Realized foreign exchange loss        $      1    $          2   $         2
Unrealized foreign exchange gain          (119)              -           (12)
--------------------------------------------------------------------------------
                                      $   (118)   $          2   $       (10)
================================================================================

The strengthening of the Canadian dollar to US $0.68 at the end of the first quarter compared to US $0.63 at December 31, 2002 resulted in an unrealized foreign exchange gain on the Company's US dollar denominated debt.

In order to mitigate a portion of the volatility associated with the Canadian dollar, the Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment in shareholders' equity in the consolidated balance sheets. For the three months ended March 31, 2003, foreign exchange gains of $62 million (December 31, 2002 - $4 million gain; March 31, 2002 - nil) were included in the foreign currency translation adjustment.


TAXES ($ millions, except income tax rates)
                                                       Three Months Ended
                                           -----------
                                            MARCH 31    December 31     March 31
                                                2003           2002         2002
--------------------------------------------------------------------------------
TAXES OTHER THAN INCOME TAX
Current                                    $      25     $       15    $    14
Deferred                                           3              6          1
--------------------------------------------------------------------------------
Total                                      $      28     $       21    $    15
--------------------------------------------------------------------------------

CURRENT INCOME TAX
North Sea                                  $      15     $      (36)   $    11
Offshore West Africa                               2              1          1
North America - Current income tax                16              -          -
North America - Large corporations tax             6              7          4
--------------------------------------------------------------------------------
Total                                      $      39     $      (28)   $    16
--------------------------------------------------------------------------------

FUTURE INCOME TAX                          $     227     $      178    $    38
EFFECTIVE INCOME TAX RATE                      38.6%          41.7%      35.0%
================================================================================

Taxes other than income tax consists of current and deferred petroleum revenue tax ("PRT"), other international taxes and provincial capital taxes. PRT is charged on certain fields in the North Sea at the rate of 50% of net operating income, after certain deductions including abandonment expenditures. Taxes other than income taxes increased from the comparable periods as a result of higher oil prices and increased production levels.

North Sea current income tax in the first quarter of 2003 increased from the previous year due to the introduction of the supplementary charge of 10% on profits from UK North Sea oil and natural gas production. The North Sea supplementary charge took effect April 17, 2002, is in addition to the corporate tax rate of 30% and excludes any deduction for financing costs. Current income tax in the first quarter 2003 increased due to the settlement in the



CANADIAN NATURAL RESOURCES LIMITED                                            16
================================================================================
fourth quarter 2002 of certain outstanding matters from prior years and the impact of the increase in the first year allowance rate for plant and machinery expenditures to 100% from the previous rate of 25%.

Taxable income from the conventional oil and natural gas business in Canada is generated by partnerships and the related income taxes will be payable in the following year. Current income taxes have been provided on the basis of the corporate structure and available income tax deductions. No current income tax provision was required for North America in 2002.

In its 2003 budget speech, the Canadian Federal Government announced the elimination of the federal Large Corporations Tax ("LCT") over a five-year period. The LCT is currently levied at a rate of 0.225% of the Company's taxable capital employed in Canada. The Federal Government also announced plans to reduce the general corporate income tax rate on income from resource activities over a five-year period from the current rate of 28% to 21%, bringing the resource industry in line with the general corporate income tax rate. As part of the corporate income tax rate reduction, the budget also plans for the elimination of the existing 25% resource allowance and the introduction of a deduction for actual provincial and other crown royalties paid. No adjustments for these proposed changes will be made until the plan becomes substantively enacted.

Future income tax expense for the three months ended March 31, 2003 increased over the comparable three month periods due to higher taxable income generated by high product prices.

CAPITAL EXPENDITURES ($ millions)
                                                                     Three Months Ended
                                                     --------------
                                                        MARCH 31    December 31     March 31
                                                            2003           2002         2002
------------------------------------------------------------------------------------------------
EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
Net property acquisitions                             $      178     $       39     $     35
Land acquisition and retention                                21             18           28
Seismic evaluations                                           19             19           25
Well drilling, completion and equipping                      396            139          207
Pipeline and production facilities                           149             45          124
------------------------------------------------------------------------------------------------
TOTAL NET RESERVE REPLACEMENT EXPENDITURES            $      763     $      260     $    419
Horizon Oil Sands Project                                     41             19           22
Midstream                                                      3              6           10
Abandonments                                                   3              4            7
Head office                                                    3              3            1
------------------------------------------------------------------------------------------------
TOTAL NET CAPITAL EXPENDITURES                        $      813     $      292     $    459
------------------------------------------------------------------------------------------------
BY SEGMENT
North America                                         $      643     $      124     $    390
North Sea                                                     90            120          (32)
Offshore West Africa                                          30             16           61
Horizon Oil Sands Project                                     41             19           22
Midstream                                                      3              6           10
Abandonments                                                   3              4            7
Head office                                                    3              3            1
------------------------------------------------------------------------------------------------
Total                                                 $      813     $      292     $    459
================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            17
================================================================================

During the first quarter of 2003, the Company drilled a record 749 wells, including 366 stratigraphic test and service wells. The Company had a very active natural gas drilling program, drilling a total of 244 successful natural gas wells. North America capital expenditures included the drilling of 42 wells in the new Northwest Alberta core region, where the Company is taking a disciplined approach to the development with a view of reducing capital costs and total finding costs. In the Cardium-oriented southern portion of the Northwest core region, a total of 11 wells targeting natural gas were drilled with a success rate of 100%. In the Cretaceous-oriented northern portion of this core region, a total of 30 wells targeting natural gas were drilled with a success rate of 74%. In the Northeast British Columbia core region, a total of 81 wells targeting natural gas were drilled, including the drilling of three unsuccessful Slave Point natural gas exploration wells. The Company was also active in its traditional natural gas core regions of North Alberta and South Alberta where 119 and 22 wells targeting natural gas were drilled respectively. The Company also drilled 116 successful oil wells during the first quarter. These wells were concentrated in the Company's oil region of North Alberta, where 68 primary heavy oil and 26 Pelican Lake wells were drilled. Five high-pressure horizontal thermal wells were also drilled and completed at Primrose as part of the 2003/2004 development strategy for this area. The Company drilled 312 stratigraphic test wells on the oil sands leases of the Horizon Oil Sands Project and an additional 51 stratigraphic test wells in North Alberta. Capital expenditures also included work on the Horizon Oil Sands Project, where work continues on the Design Basis Memorandum ("DBM") that is anticipated to be completed early in the summer. The Engineering Design Specification will commence immediately after the completion of the DBM. Work has commenced on the access road, including the construction of three bridges.

North Sea capital expenditures included successfully drilling two oil wells from the Ninian platforms and one well from the Murchison platform. In addition, a satellite pool was drilled off the Murchison platform but encountered no hydrocarbons.

Offshore West Africa capital expenditures included the continued development of the Espoir field located offshore Cote d'Ivoire with the drilling of one injector well in the East Espoir structure. The Company plans to perforate the upper zone of the East Espoir structure during the second quarter of 2003. Development of the Baobab field continued during the first quarter with quotes for subsea equipment being awarded and bid requests received for a Floating Production, Storage and Offtake vessel. The first quarter also saw extensive 3-D seismic shot over parts of offshore Blocks CI-40 and CI-400 and the Company continues to reprocess seismic on Block 16, located offshore Angola. The Company's current plans regarding Block 16 envision the drilling of either the Zenza or the Omba prospect during the fourth quarter of 2003.






CANADIAN NATURAL RESOURCES LIMITED                                            18
================================================================================

LIQUIDITY AND CAPITAL RESOURCES                                      Three Months Ended
($ millions, except ratios)
                                                    -------------
                                                        MARCH 31    December 31        March 31
                                                            2003           2002            2002
--------------------------------------------------------------------------------------------------
Working capital deficit                               $      318   $         14     $        84
Long-term debt                                             3,494          4,074           2,658
--------------------------------------------------------------------------------------------------
Total                                                 $    3,812   $      4,088     $     2,742
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Preferred securities                                  $      118   $        126     $       128
Share capital                                              2,327          2,304           1,739
Retained earnings                                          2,801          2,414           1,992
Foreign currency translation adjustment                       16             24              69
--------------------------------------------------------------------------------------------------
Total                                                 $    5,262   $      4,868     $     3,928
==================================================================================================

Debt to cash flow(1)                                        1.2X            1.8x           1.6x
Debt to book capitalization                                39.9%           45.6%          40.4%
Debt to market capitalization                              33.8%           38.9%          29.2%
After tax return on average common shareholders'
equity(1)                                                  20.3%           13.8%          14.6%
After tax return on average capital employed(1)            12.6%            8.9%           9.7%
==================================================================================================

(1)  Based on trailing 12-month activity.

The Company recognizes the need for a strong financial position in order to withstand volatile oil and natural gas commodity prices and the operational risks inherent in the oil and natural gas business environment. During the first quarter long-term debt was reduced by $580 million. Higher than budgeted prices received for the Company's products are expected to result in cash flow to the Company in 2003 over the budget established in late 2002. The Company is continuing to monitor its expected cash flow surplus and at present intends to allocate a minimum of 50% of such amounts toward debt repayment. The remaining excess will be directed to the Company's authorized share buy-back program and additional expenditures on conventional oil and natural gas opportunities. These expenditures will only be incurred as excess cash flow are realized and will be subject to the same economic tests as regular budgeted expenditures. It is expected that the largest portion of the additional capital expenditures will take place late in the third and fourth quarters of 2003 and accordingly will not add materially to the Company's 2003 average production volumes. Should additional economic opportunities for share buy-back or capital activities not materialize to the extent allocated, such allocations of surplus cash flow would revert to debt repayment.



CANADIAN NATURAL RESOURCES LIMITED                                            19
================================================================================

SENSITIVITY ANALYSIS (1)

Annualized sensitivities to certain factors that would influence the Company's financial results are estimated as follows:

                                                    CASH FLOW        CASH FLOW
                                                         FROM             FROM             NET            NET
                                                   OPERATIONS(2)    OPERATIONS(2)     EARNINGS       EARNINGS
                                                                    (per share
                                                  ($ millions)           basic)    ($ millions)         basic)
------------------------------------------------------------------------------------------------------------------
PRICE CHANGES
Oil - WTI US $1.00/bbl(3)
     Excluding financial derivatives                      $96            $0.72             $67          $0.50
     Including financial derivatives                      $67            $0.50             $47          $0.35
Natural gas - AECO Cdn $0.10/mcf(3)
     Excluding financial derivatives                      $31            $0.23             $18          $0.14
     Including financial derivatives                      $27            $0.20             $16          $0.12
VOLUME CHANGES
Oil - 10,000 bbls/d                                       $73            $0.54             $31          $0.23
Natural gas  - 10 mmcf/d                                  $20            $0.15              $9          $0.07
FOREIGN CURRENCY RATE CHANGE
$0.01 change in Cdn $ in relation to US $(3)
     Excluding financial derivatives                      $64            $0.48             $22          $0.16
     Including financial derivatives                      $58            $0.43             $18          $0.13
INTEREST RATE CHANGE - 1%                                 $11            $0.08             $11          $0.08
===================================================================================================================

(1)  The sensitivities are calculated based on 2003 first quarter results.
(2)  Attributable to common shareholders.
(3) For details of financial derivatives in place, see the interim consolidated financial statement note 8.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in the Management's Discussion and Analysis for Canadian Natural Resources Limited may constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company believes, anticipates, expects, plans, estimates or words of a similar nature. Actual future results may differ materially. Canadian Natural's annual report to shareholders and other documents filed with securities regulatory authorities describe the risks, uncertainties and other factors, such as changes in business plans and estimated amounts and timing of capital expenditures and changes in estimates of future production, that could influence actual results. Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.



CANADIAN NATURAL RESOURCES LIMITED                                            20
================================================================================

OTHER OPERATING HIGHLIGHTS

NETBACK ANALYSIS
($/boe, except daily production)
                                                                   Three Months Ended
                                               -------------
                                                   MARCH 31        December 31       March 31
                                                       2003               2002           2002
--------------------------------------------------------------------------------- -------------
Daily production (boe/d)                            455,952            468,132        363,990
Sales price                                       $   39.24      $       30.54     $    21.58
Royalties                                              6.96               4.98           2.78
Production expense                                     7.27               6.34           5.73
--------------------------------------------------------------- ----------------- -------------
NETBACK                                               25.01              19.22          13.07
Midstream contribution                                (0.32)             (0.24)         (0.22)
Administration                                         0.44               0.41           0.41
Interest                                               1.16               1.22           0.88
Foreign exchange loss                                  0.02               0.05           0.07
Taxes other than income tax (current)                  0.63               0.35           0.41
Current income tax (North Sea)                         0.37              (0.83)          0.33
Current income tax (Offshore West Africa)              0.05               0.01           0.02
Current income tax (North America)                     0.39                 --             --
Current income tax (Large corporations tax)            0.13               0.16           0.13
-----------------------------------------------------------------------------------------------
CASH FLOW                                         $   22.14      $       18.09     $    11.04
===============================================================================================




CANADIAN NATURAL RESOURCES LIMITED                                            21
================================================================================

                                                                 -----------------------------------------------------------
                                                                                 THREE MONTHS ENDED MARCH 31, 2003
                                                                         NORTH          NORTH      OFFSHORE
                                                                       AMERICA            SEA   WEST AFRICA          TOTAL
----------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl, except daily production)
Daily production (bbls/d)                                              173,045        56,963          7,552        237,560
Sales price                                                        $     30.20   $     50.27    $     37.86    $     35.26
Royalties                                                                 4.80          0.11           1.20           3.56
Production expense                                                        9.09         15.50          14.03          10.79
----------------------------------------------------------------------------------------------------------------------------
Netback                                                            $     16.31   $     34.66    $     22.63    $     20.91
----------------------------------------------------------------------------------------------------------------------------

NATURAL GAS ($/mcf, except daily production)
Daily production (mmcf/d)                                                1,265            41              4          1,310
Sales price                                                        $      7.36   $      4.03    $      3.80    $      7.25
Royalties                                                                 1.84            --           0.11           1.78
Production expense                                                        0.55          1.09           2.37           0.57
----------------------------------------------------------------------------------------------------------------------------
Netback                                                            $      4.97   $      2.94    $      1.32    $      4.90
----------------------------------------------------------------------------------------------------------------------------

BARRELS OF OIL EQUIVALENT ($/boe, except daily production)
Daily production (boe/d)                                               383,952        63,764          8,236        455,952
Sales price                                                        $     37.94   $     47.49    $     36.61    $     39.24
Royalties                                                                 8.23          0.09           1.16           6.96
Production expense                                                        5.92         14.55          14.04           7.27
----------------------------------------------------------------------------------------------------------------------------
Netback                                                            $     23.79   $     32.85    $     21.41    $     25.01
============================================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            22
================================================================================

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

                                                  ------------
                                                      MARCH 31     December 31
(millions of Canadian dollars, unaudited)                 2003            2002
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash                                         $        17    $         30
     Accounts receivable and other                        999             745
--------------------------------------------------------------------------------
                                                        1,016             775

PROPERTY, PLANT AND EQUIPMENT (net)                    12,858          12,500
DEFERRED CHARGES                                           79              84
--------------------------------------------------------------------------------
                                                  $    13,953    $     13,359
--------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
     Accounts payable                             $       508    $        337
     Accrued liabilities                                  802             428
     Current portion of long-term debt (note 2)            24              24
--------------------------------------------------------------------------------
                                                        1,334             789

LONG-TERM DEBT (note 2)                                 3,494           4,074
FUTURE SITE RESTORATION                                   438             440
FUTURE INCOME TAX (note 3)                              3,425           3,188
--------------------------------------------------------------------------------
                                                        8,691           8,491
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
PREFERRED SECURITIES                                      118             126
SHARE CAPITAL (note 4)                                  2,327           2,304
RETAINED EARNINGS                                       2,801           2,414
FOREIGN CURRENCY TRANSLATION ADJUSTMENT (note 5)           16              24
--------------------------------------------------------------------------------
                                                        5,262           4,868
--------------------------------------------------------------------------------
                                                  $    13,953    $     13,359
================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS
                                                    Three Months Ended March 31
                                                   -------------
(millions of Canadian dollars, except per share amounts,
unaudited)                                               2003           2002
--------------------------------------------------------------------------------
REVENUE                                             $   1,628    $       717
Less: royalties                                          (286)           (91)
--------------------------------------------------------------------------------
                                                        1,342            626
--------------------------------------------------------------------------------

EXPENSES
Production                                                303            191
Depletion, depreciation and amortization                  375            234
Administration                                             18             14
Interest                                                   48             28
Foreign exchange gain                                    (118)           (10)
--------------------------------------------------------------------------------
                                                          626            457
--------------------------------------------------------------------------------
EARNINGS BEFORE TAXES                                     716            169
Taxes other than income tax                                28             15
Current income tax (note 3)                                39             16
Future income tax (note 3)                                227             38
--------------------------------------------------------------------------------
NET EARNINGS                                              422            100
Dividend on preferred securities (net of tax)              (1)            (1)
Revaluation of preferred securities (net of tax)            7             --
--------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS    $     428    $        99
================================================================================

NET EARNINGS PER COMMON SHARE ATTRIBUTABLE TO
COMMON SHAREHOLDERS (note 6)
     Basic                                          $    3.19    $      0.81
     Diluted                                        $    3.03    $      0.79
================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                                   Three Months Ended March 31
                                                  -----------
(millions of Canadian dollars, unaudited)                2003           2002
--------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                       $   2,414    $     1,908
Net earnings                                              422            100
Dividend on common shares (note 4)                        (20)           (15)
Purchase of common shares (note 4)                        (21)            --
Dividend on preferred securities (net of tax)              (1)            (1)
Revaluation of preferred securities (net of tax)            7             --
--------------------------------------------------------------------------------
BALANCE - END OF PERIOD                             $   2,801    $     1,992
================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            24
================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Three Months Ended March 31

                                                       ----------
(millions of Canadian dollars, except per share
amounts, unaudited)                                          2003        2002
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                           $      422    $    100
Non-cash items
     Depletion, depreciation and amortization                 375         234
     Deferred petroleum revenue tax                             3           1
     Future income tax                                        227          38
     Unrealized foreign exchange gain                        (119)        (12)
--------------------------------------------------------------------------------
Cash flow provided from operations                            908         361
Deferred charges                                                5           -
Net change in non-cash working capital                        (82)        (58)
--------------------------------------------------------------------------------
                                                              831         303
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Repayment of bank credit facilities                          (372)       (651)
Issue of US debt securities                                     -         642
Repayment of lease obligations                                 (5)
Issue of capital stock                                         34          42
Purchase of common shares                                     (32)          -
Dividend on common shares                                     (17)        (12)
Dividend on preferred securities                               (2)         (2)
Net change in non-cash working capital                          2          (7)
--------------------------------------------------------------------------------
                                                             (392)         12
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures on property, plant and equipment                (820)       (515)
Net proceeds on sale of property, plant and equipment           7          56
--------------------------------------------------------------------------------
Net expenditures on property, plant and equipment            (813)       (459)
Net change in non-cash working capital                        361         165
--------------------------------------------------------------------------------
                                                             (452)       (294)
--------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                   (13)         21
CASH - BEGINNING OF PERIOD                                     30          15
--------------------------------------------------------------------------------
CASH - END OF PERIOD                                   $       17    $     36
===============================================---------------------------------

Supplemental disclosure of cash flow information (note 7)


CANADIAN NATURAL RESOURCES LIMITED                                            25
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (tabular amounts in millions of Canadian dollars, unaudited)


1.   ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the "Company") include the Company and all of its subsidiaries and partnerships, and have been prepared following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2002. The interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed for this presentation dated May 7, 2003. These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2002.


2.   LONG-TERM DEBT

                                                         -----------
                                                           MARCH 31  December 31
                                                               2003         2002
--------------------------------------------------------------------------------
Bank credit facilities
     Canadian dollar debt                                  $    356    $    728
     US dollar debt (2003 - US $150 million,2002 - US
$150 million)                                                   220         237
Medium-term notes                                               250         250
Senior unsecured notes (2003 - US $318
million, 2002 - US $318 million)                                478         499
US dollar debt securities (2003 - US $1,500 million, 2002
- US $1,500 million)                                          2,204       2,369
Obligations under capital leases                                 10          15
--------------------------------------------------------------------------------
                                                              3,518       4,098
Less:  current portion of long-term debt                         24          24
--------------------------------------------------------------------------------
                                                           $  3,494    $  4,074
================================================================================

BANK CREDIT FACILITIES


At March 31, 2003, the Company had unsecured bank credit facilities of $1,775 million comprised of a $100 million operating demand facility and a revolving credit and term loan facility of $1,675 million. During the first quarter 2003, the Company repaid and cancelled a $500 million acquisition term credit facility.


In addition to the outstanding debt, letters of credit aggregating $19 million have been issued.


SENIOR UNSECURED NOTES

On May 1, 2003, the Company prepaid the US $50 million 6.50% senior unsecured notes due May 1, 2008 for US $56 million, which includes an early prepayment premium as required under the Note Purchase Agreement.





CANADIAN NATURAL RESOURCES LIMITED                                            26
================================================================================

3.   INCOME TAXES

The provision for income taxes is as follows:

                                                   Three Months Ended March 31
                                                     ---------
                                                         2003         2002
--------------------------------------------------------------------------------
CURRENT INCOME TAX EXPENSE
     Current income tax - North America              $     16     $     -
     Large corporations tax - North America                 6           4
     Current income tax - North Sea                        15          11
     Current income tax - Offshore West Africa              2           1
--------------------------------------------------------------------------------
                                                           39          16
Future income tax expense                                 227          38
--------------------------------------------------------------------------------
Income taxes                                         $    266     $    54
================================================================================

A significant portion of the Company's North American taxable income is generated by partnerships. Current income taxes are incurred on the partnerships' taxable income in the year following their inclusion in the Company's consolidated net earnings.


4.   SHARE CAPITAL

                                             -----------------------------------
ISSUED                                                   MARCH 31, 2003

                                              NUMBER OF SHARES
COMMON SHARES                                       (thousands)        AMOUNT
--------------------------------------------------------------------------------
     Balance - beginning of period                     133,776      $   2,304
     Issued upon exercise of stock options               1,068             34
     Purchase of shares under Normal Course
     Issuer Bid                                           (666)           (11)
--------------------------------------------------------------------------------
     Balance - end of period                           134,178      $   2,327
================================================================================


NORMAL COURSE ISSUER BID

On January 22, 2003, the Company announced the renewal of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase up to 6,692,799 common shares or 5% of the outstanding common shares of the Company on the date of announcement during the 12-month period beginning January 24, 2003 and ending January 23, 2004. As at March 31, 2003, the Company had purchased 665,600 common shares for a total cost of $32 million. The excess cost over book value of the shares purchased was applied to retained earnings.

Subsequent to March 31, 2003, the Company has purchased an additional 420,000 common shares for a total cost of $21 million.


CANADIAN NATURAL RESOURCES LIMITED                                            27
================================================================================

DIVIDEND POLICY

On February 26, 2003, the Board of Directors set the regular quarterly dividend at $0.15 per common share (2002 - $0.125 per common share). The Company pays regular quarterly dividends in January, April, July, and October of each year.

                                    --------------------------------------
STOCK OPTIONS                                    MARCH 31, 2003

                                       STOCK OPTIONS   WEIGHTED AVERAGE
                                          (thousands)    EXERCISE PRICE
--------------------------------------------------------------------------
Outstanding - beginning of period             12,882      $       37.13
     Granted                                      76      $       47.32
     Exercised                                (1,068)     $       32.18
     Forfeited                                   (82)     $       44.07
--------------------------------------------------------------------------
Outstanding - end of period                   11,808      $       37.60
--------------------------------------------------------------------------
Exercisable - end of period                    3,966      $       33.68
==========================================================================

STOCK-BASED COMPENSATION COSTS

The Company accounts for its stock-based compensation using the intrinsic value method and as a result, no compensation costs have been recorded in the consolidated financial statements for stock options granted or exercised. Had the Company adopted the fair value based method of accounting, the compensation costs, along with the pro forma net earnings attributable to common shareholders and pro forma net earnings attributable to common shareholders per common share of the Company would be as follows:

                                                     Three Months Ended March 31
                                                         ------------
                                                              2003         2002
--------------------------------------------------------------------------------
Stock-based compensation costs                           $       7     $      6
Net earnings attributable to common shareholders
     As reported                                         $     428     $     99
     Pro forma                                           $     421     $     93
Net earnings per common share attributable to common
shareholders
     Basic
       As reported                                       $    3.19     $   0.81
       Pro forma                                         $    3.14     $   0.77
     Diluted
       As reported                                       $    3.03     $   0.79
       Pro forma                                         $    2.98     $   0.75
================================================================================

The stock-based compensation costs are recognized over the vesting period of the stock options granted. The pro forma amounts shown above do not include the stock-based compensation costs associated with stock options granted prior to January 1, 2000.

The fair value of each stock option granted during the quarter is estimated on the date of grant using the Black-Scholes option pricing model based on the following:


CANADIAN NATURAL RESOURCES LIMITED                                            28
================================================================================

                                                 Three Months Ended March 31
                                               ---------------
                                                       2003         2002
----------------------------------------------------------------------------

Fair value of options granted (per share)
     Directors, officers and executives        $          -    $   14.49
     Other employees                           $      11.10    $   11.70
Risk-free interest rate                                 3.8%         3.9%
Expected life (years)
     Directors, officers and executives                   -          5.5
     Other employees                                    4.0          3.6
Expected volatility                                      26%          38%
Expected dividend yield                                 1.3%         1.3%
============================================================================


5.   FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The foreign currency translation adjustment represents the unrealized gain
(loss) on the Company's net investment in self-sustaining foreign operations. The Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, gains and losses on this debt are included in the foreign currency translation adjustment.


                                                                  --------------
                                                                  MARCH 31, 2003
--------------------------------------------------------------------------------
Balance - beginning of period                                          $     24
Unrealized loss on translation of net investment                            (60)
Hedge of net investment with US dollar denominated
  debt (net of tax)                                                          52
--------------------------------------------------------------------------------
Balance - end of period                                                $     16
================================================================================





CANADIAN NATURAL RESOURCES LIMITED                                            29
================================================================================

6.   NET EARNINGS PER COMMON SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS

                                                     Three Months Ended March 31
                                                     -------------
                                                             2003         2002
-------------------------------------------------------------------------------
Weighted average common shares outstanding
(thousands)
     Basic                                                134,036       121,610
       Effect of dilutive stock options                     2,668         2,497
       Assumed settlement of preferred
       securities with common shares                        2,420         2,668
-------------------------------------------------------------------------------
     Diluted                                              139,124       126,775
-------------------------------------------------------------------------------

Net earnings attributable to common
shareholders                                           $      428     $      99
     Dividend on preferred securities (net of tax)              1             1
     Revaluation of preferred securities (net of tax)          (7)            -
-------------------------------------------------------------------------------
Diluted net earnings attributable to common
shareholders                                           $      422     $     100
-------------------------------------------------------------------------------

Net earnings per common share
attributable to common shareholders
     Basic                                             $     3.19     $    0.81
     Diluted                                           $     3.03     $    0.79
===============================================================================


7.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                Three Months Ended March 31
                                              --------------
                                                    2003                2002
-------------------------------------------------------------------------------
Interest paid                                  $      42         $        26
Taxes (recovered) paid                         $      (7)        $        29
===============================================================================




CANADIAN NATURAL RESOURCES LIMITED                                            30
================================================================================

8.   FINANCIAL INSTRUMENTS

The Company uses certain derivative financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The Company has the following financial derivatives outstanding as at May 7, 2003:

                                       Remaining Term                   Volume                  Average Price                 Index
------------------------------------------------------------------------------------------------------------------------------------
OIL
Brent differential swaps        Apr. 2003 - Dec. 2003            15,000 bbls/d                       US $1.00       Dated Brent/WTI
                                Jan. 2004 - Dec. 2004             8,000 bbls/d                       US $1.15       Dated Brent/WTI

Oil price collars               Apr. 2003 - Jun. 2003           110,667 bbls/d          US $22.48 - US $28.06                   WTI
                                Jul. 2003 - Sep. 2003            73,333 bbls/d          US $23.45 - US $28.75                   WTI
                                Oct. 2003 - Dec. 2003            40,000 bbls/d          US $24.00 - US $30.17                   WTI
====================================================================================================================================

                                       Remaining Term                   Volume                  Average Price                 Index
------------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS
NYMEX collar                    Apr. 2003 - Oct. 2003           30,000 mmbtu/d            US $2.88 - US $6.12                 NYMEX

Sumas fixed                     Apr. 2003 - Oct. 2003           10,000 mmbtu/d                      Cdn $2.85                 Sumas

AECO collars                    Apr. 2003 - Jun. 2003             240,000 GJ/d          Cdn $4.13 - Cdn $6.11                  AECO
                                Jul. 2003 - Sep. 2003              40,000 GJ/d          Cdn $3.50 - Cdn $5.38                  AECO
                                            Oct. 2003              40,000 GJ/d          Cdn $3.50 - Cdn $5.38                  AECO
====================================================================================================================================


                                                                                                                            Average
                                                                                                      Amount          Exchange Rate
                                                                       Remaining Term           ($ millions)           (US $/Cdn $)
------------------------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
Currency collars                                                 Apr. 2003 - May 2003            US $4/month            1.43 - 1.53
                                                                Apr. 2003 - Aug. 2004           US $25/month            1.51 - 1.59
                                                                Jan. 2004 - Dec. 2004            US $3/month            1.45 - 1.54
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      Exchange           Interest          Interest
                                                                      Amount              Rate               Rate              Rate
                                            Remaining Term      ($ millions)      (US $/Cdn $)             (US $)           (Cdn $)
------------------------------------------------------------------------------------------------------------------------------------
Currency swap                         Apr. 2003 - Dec. 2005           US $125             1.55              7.69%             7.30%
====================================================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            31
================================================================================

                                                                            Amount
                                                 Remaining Term       ($ millions)     Fixed Rate         Floating Rate
------------------------------------------------------------------------------------------------------------------------
INTEREST RATE
Swaps - fixed to floating                 Apr. 2003 - Jul. 2004            US $200          6.70%         LIBOR + 2.09%
                                          Apr. 2003 - Jul. 2006            US $200          6.70%         LIBOR + 1.58%
                                          Apr. 2003 - Jan. 2005            US $200          7.20%         LIBOR + 3.00%
                                          Apr. 2003 - Jan. 2007            US $200          7.20%         LIBOR + 2.23%
                                          Apr. 2003 - Oct. 2012            US $200          5.45%         LIBOR + 0.81%

Swaps - floating to fixed                 Apr. 2003 - Mar. 2004           Cdn $100          5.08%                  CDOR
                                          Apr. 2003 - Mar. 2007            Cdn $16          7.36%                  CDOR
========================================================================================================================


9.   SEGMENTED INFORMATION

                                                     Three Months Ended March 31
                                                       ------------
                                                              2003        2002
------------------------------------------------------------------------------
REVENUE
North America                                           $    1,310    $   586
North Sea                                                      273        103
Offshore West Africa                                            27         18
Midstream                                                       18         10
------------------------------------------------------------------------------
                                                        $    1,628    $   717
------------------------------------------------------------------------------
NET EARNINGS
North America                                           $      361    $    73
North Sea                                                       51         20
Offshore West Africa                                             4          4
Midstream                                                        6          3
------------------------------------------------------------------------------
                                                               422        100
Dividend on preferred securities (net of tax)                   (1)        (1)
Revaluation of preferred securities (net of tax)                 7          -
------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS        $      428    $    99
------------------------------------------------------------------------------
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
North America                                           $      643    $   390
North Sea                                                      107        (55)
Offshore West Africa                                            30         61
Horizon Oil Sands Project                                       41         22
Midstream                                                        3         10
Abandonments                                                     3          7
Other                                                            3          1
------------------------------------------------------------------------------
                                                        $      830    $   436
==============================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            32
================================================================================

                         Property, Plant and Equipment          Total Assets
                            -----------                  ----------
                              MARCH 31    December 31      MARCH 31  December 31
                                  2003           2002          2003         2002
--------------------------------------------------------------------------------
SEGMENTED ASSETS
North America              $    10,610  $      10,252  $     11,472  $    10,917
North Sea                        1,213          1,277         1,388        1,427
Offshore West Africa               540            518           573          549
Horizon Oil Sands Project          270            229           270          229
Midstream                          197            196           222          209
Other                               28             28            28           28
--------------------------------------------------------------------------------
                           $    12,858  $      12,500  $     13,953  $    13,359
================================================================================


SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 24, 2001. These ratios are based on the Company's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the 12-month period ended March 31, 2003:

     Interest coverage (times)
       Net earnings                                                       9.5(1)
       Cash flow from operations attributable to common shareholders     17.0(2)
================================================================================

(1) Net earnings plus income taxes and interest expense; divided by interest expense.
(2) Cash flow from operations attributable to common shareholders plus current income taxes and interest expense; divided by interest expense.

The interest coverage ratios have been calculated without including the annual carrying charges relating to the outstanding preferred securities of the Company. If the preferred securities were classified as long-term debt, these annual carrying charges would be included in interest. If these annual carrying charges had been included in the calculations, the net earnings coverage ratio for the 12-month period ended March 31, 2003, would be 9.1x and the cash flow coverage ratio for the 12-month period ended March 31, 2003 would be 16.0x.



CANADIAN NATURAL RESOURCES LIMITED                                            33
================================================================================

2003 SECOND QUARTER RESULTS

2003 second quarter results are scheduled for release Wednesday, August 6, 2003. A conference call will be held that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.


CORPORATE PROFILE

Canadian Natural is one of the largest independent crude oil and natural gas producers in the world. We achieved this status through continued application of our value creation objectives and defined growth strategy. We have a low-cost, diversified combination of assets in North America, the North Sea and Offshore West Africa, which enables us to generate significant value, even in challenging economic environments. Our balanced mix of natural gas, light oil and heavy oil production, combined with a major oil sands mining project, represents one of the strongest and most diverse asset portfolios of any energy producer in the world.







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
CORPORATE INFORMATION

 OFFICERS                                                            BOARD OF DIRECTORS
 Allan P. Markin                                                      N. Murray Edwards
 CHAIRMAN                                                   Ambassador Gordon D. Giffin
 N. Murray Edwards                                                      James T. Grenon
 VICE-CHAIRMAN                                                         John G. Langille
 John G. Langille                                                   Keith A.J. MacPhail
 PRESIDENT                                                              Allan P. Markin
 Steve W. Laut                                              James S. Palmer, C.M., Q.C.
 CHIEF OPERATING OFFICER                                           Eldon R. Smith, M.D.
 Brian L. Illing                                                          David A. Tuer
 EXECUTIVE VICE-PRESIDENT, EXPLORATION
 Real M. Cusson
 SENIOR VICE-PRESIDENT, MARKETING                                         STOCK LISTING
 Real J.H. Doucet                                            The Toronto Stock Exchange
 SENIOR VICE-PRESIDENT, OIL SANDS                               New York Stock Exchange
 Allen M. Knight
 SENIOR VICE-PRESIDENT, INTERNATIONAL                              Trading Symbol:  CNQ
 AND CORPORATE DEVELOPMENT
 Tim S. McKay
 SENIOR VICE-PRESIDENT,                                              INVESTOR RELATIONS
 NORTH AMERICAN OPERATIONS                                   Telephone:  (403) 514-7777
 Douglas A. Proll                                            Facsimile:  (403) 517-7370
 SENIOR VICE-PRESIDENT, FINANCE                     Email:  investor.relations@cnrl.com
 Lyle G. Stevens                                                 Website:  www.cnrl.com
 SENIOR VICE-PRESIDENT, EXPLOITATION
 Mary-Jo E. Case
 VICE-PRESIDENT, LAND                                      REGISTRAR AND TRANSFER AGENT
 William R. Clapperton                            Computershare Trust Company of Canada
 VICE-PRESIDENT, REGULATORY,                                           CALGARY, ALBERTA
 STAKEHOLDER & ENVIRONMENTAL AFFAIRS                                   TORONTO, ONTARIO
 Cameron S. Kramer
 VICE-PRESIDENT, FIELD OPERATIONS
 Bruce E. McGrath
 CORPORATE SECRETARY



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     C A N A D I A N   N A T U R A L   R E S O U R C E S  L I M I T E D
              2500, 855 - 2 Street S.W., Calgary, Alberta T2P 4J8
              Telephone: (403) 517-6700 Facsimile: (403) 517-7350
            Email: investor.relations@cnrl.com Website: www.cnrl.com

                              Trading Symbol - CNQ
               The Toronto Stock Exchange New York Stock Exchange

                                Printed in Canada






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